MEETING OF STOCKHOLDERS – VOTING RESULTS

On June 21, 2013, the Fund held its Annual Meeting of Stockholders to consider the proposals set forth below. The following votes were recorded:

Proposal 1: Election of Directors

Election of Steven K. Norgaard as Director of the Fund (only preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
For	119	98.35%
Withhold	2	1.65%
TOTAL	121	100.00%

Election of Richard I. Barr as Director of the Fund (both common and preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
For	3,911,411	98.37%
Withhold	64,842	1.63%
TOTAL	3,976,253	100.00%

Election of Susan L. Ciciora as Director of the Fund (only preferred stockholders vote)

	# of Votes Cast	% of Votes Cast
For	119	98.35%
Withhold	2	1.65%
TOTAL	121	100.00%